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                             April 5, 2024

       Luis Salinas
       Manager of Emporium Realty LLC
       Emporium Realty Fund I, LLC
       8350 NW 52nd Ter, Suite 301
       Miami, FL 33166

                                                        Re: Emporium Realty
Fund I, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed March 29,
2024
                                                            File No. 024-12420

       Dear Luis Salinas:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Kibum
Park at 202-551-6836 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Arden Anderson, Esq.